

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

October 16, 2008

Via Facsimile and U.S. Mail

Michael W. Zellner
Chief Financial Officer
PMC-Sierra, Inc.
3975 Freedom Circle
Santa Clara, CA 95054

> **Re:** **PMC-Sierra, Inc.**
> **Form 10-K for the fiscal year ended December 30, 2007**
> **Form 10-Q for the quarterly period ended June 29, 2008**
> **File No. 0-19084**

Dear Mr. Zellner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 30, 2007

Item 3. Legal Proceedings, page 26

1.   In your future filings, please describe the factual basis alleged to underlie any
        material pending stockholder derivative complaints. Refer to Item 103 of
        Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 33

Excess Facility and Contract Terminations Costs, page 39

2.   We note that you have incurred significant restructuring charges during the three
        year period ended December 30, 2007, including $14.8 million in the current
        year.   Please revise future filings to disclose the expected effects on future
        earnings and cash flows resulting from your restructuring activities and whether
        you expect the cost savings to be offset by anticipated increases in other expenses
        or reduced revenues. In future periods, if actual savings anticipated by the
        restructuring plan not be achieved as expected or are achieved in periods other
        than as expected, discuss that outcome, its reasons and the possible effects on
        future operating results and liquidity. Refer to SAB Topic 5(P)(4).

Financial Statements, page 55

Note 1 – Summary of Significant Accounting Policies, page 61

Inventories, page 62

3.   We note your disclosures regarding consignment sales on page 66. If consigned
        inventories are material, please revise your inventory presentation in future filings
        to separately report the value of consigned inventory at each balance sheet date.
        For reference see Question 2 of SAB Topic 13(A)(2).

Accrued Liabilities, page 64

4.   We note that your other accrued liabilities were approximately 16% and 19% of
        your total current liabilities as of December 30, 2007 and December 31, 2006,
        respectively. If there are any individual components within your other accrued
        liabilities that are greater than 5% of your total current liabilities, please revise
        your future filings to disclose those components in excess of 5%. For reference
        see Rule 5-02.20 of Regulation S-X.

Income Taxes, page 69

5. We note that you adopted FIN 48 on January 1, 2007 and as a result of the adoption you reclassified $27.5 million of tax benefits to your deferred tax asset account with a corresponding increase to the unrecognized tax benefit account.

  ▪ Please tell us the nature of this $27.5 million tax benefit and your related accounting.
  ▪ Furthermore we note you reversed the majority of your FIN 48 liability during the second quarter of 2008. To the extent you have material unrecognized tax benefits in future periods, please provide the detailed disclosures required by paragraph 21(d) of FIN 48.

Note 2 – Business Combinations, page 71

6. We note you based your purchase price allocations of the Storage Semiconductor Business and Passave Inc. on third-party valuations. Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced asset valuations. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entities, if you choose to continue to refer to an expert, you may need to revise future filings to name the third-party valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you may be required to include the consents of the independent valuation firms as an exhibit to the registration statement.

Note 6 – Investment in Debt Securities, page 83

7. We note that you held $35.1 million and $153.2 million in U.S. Government Treasury and Agency notes as of December 30, 2007 and December 31, 2006, respectively. We further note that you have classified these investments as cash equivalents. Please address the following:

  • Clarify for us and revise future filings to clarify the nature of your $35.1 million and $135.2 million investments as of December 30, 2007 and December 31, 2006. In this regard, your disclosure here states that the investments were in U.S. Government Treasury and Agency notes. However, your disclosure on page 18 of your Form 10-Q for the quarterly period ended June 29, 2008 states that the investments as of December 30, 2007 were in corporate bonds and notes.

- Your disclosure here refers to these items as "available for sale investments." Further, you state on page 52 that you maintain a short and long term investment portfolio of various types of government and corporate debt instruments. Finally, you state on page 61 that any investments in bonds and notes maturing within one year of the balance sheet date are reported as short term investments. Please reconcile these statements and revise future filings to clarify the nature of the investments that you hold and your policy regarding the classification of the securities.

- Explain to us why you believe classification of these investments as cash equivalents as of December 30, 2007 is appropriate based on the guidance in paragraph 8 of SFAS 95.

Note 10 – Commitments and Contingencies, page 85

8.   We note your disclosures on page 13 regarding your licensing of MIPS microprocessor architecture. Please revise future filings to disclose the material terms and conditions of the license.

Note 15 – Segment Information, page 92

9.   We note your disclosure of long-lived assets by geographical area, which appears to include goodwill and intangible assets. Please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that goodwill and intangible assets should not be included in this disclosure. Please revise future filings as appropriate.

Item 11. Executive Compensation, page 98

10.   We note from your discussion under "Short-Term Incentive Program (Bonus)" on page 36 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective bonus payments under the Short Term Incentive Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve

the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

11.   It appears that the potential amounts payable to the named executive officers under the Short Term Incentive Plan should have been disclosed, pursuant to Item 402(d)(2)(iii) of Regulation S-K, in your "Grants of Plan-Based Awards" table on page 44 of the proxy statement that you have incorporated by reference into your Form 10-K. Please provide such disclosure in your future filings, as applicable, or provide us with your analysis as to why such information should not have been included in that table.

Form 10-Q for the quarterly period ended June 29, 2008

Note 3. Fair Value Measurements, page 10

12.   We note that as of June 29, 2008, you held $295.4 million of government and corporate bonds and notes which you have classified as cash equivalents in your balance sheet. Please address the following:

- Provide us with a break-out of the amounts held in government bonds and notes and the amounts held in corporate bonds and notes.

- For each material component of the government and corporate bonds and notes, explain to us why you believe these amounts are cash equivalents based on the guidance in paragraph 8 of SFAS 95. Specifically, in light of current market conditions, explain why you concluded that the corporate bonds are "highly liquid."

- Revise your disclosures in Management's Discussion and Analysis in future filings to provide additional details regarding your investments in corporate bonds and how the current credit environment could impact your future liquidity.

Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 37

13.   We note that at June 29, 2008 you had six contracts to purchase Canadian dollars. As appropriate, please tell us and revise this discussion in future filings to provide details on how the current economic climate impacts your derivative contracts. For example, discuss in greater detail the risk associated with the potential failure of any counterparties to your derivative contracts, including how any such failure could impact your future results of operations.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek, Staff Attorney, at (202)-551-3641 or Tim Buchmiller, Staff Attorney, at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief